AS FILED WITH THE SECURITIES AND  EXCHANGE COMMISSION ON JULY 25, 2000
                                                     REGISTRATION NO. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             WILLIAMS CONTROLS, INC.
             (Exact name of Registrant as specified in its charter)

              Delaware                              84-1099587
     (State or other jurisdiction                (I.R.S. Employer
   of incorporation or organization)            Identification No.)



                              14100 SW 72nd Avenue
                             Portland, Oregon 97224
                                 (503) 684-8600
               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)
                              --------------------

                                 Thomas W. Itin
                 President, Chairman and Chief Executive Officer
                             Williams Controls, Inc.
                              14100 SW 72nd Avenue
                             Portland, Oregon 97224
                                 (503) 684-8600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:
                              John W. Kellogg, Esq.
                              RaLea A. Sluga, Esq.
                  Friedlob Sanderson Paulson & Tourtillott, LLC
                         1400 Glenarm Place, Third Floor
                             Denver, Colorado 80202
                                 (303) 571-1400
                              --------------------

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

----------------------------------------------------------------------------------------------------------------------------
                                            CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF SECURITIES TO BE             AMOUNT TO              PROPOSED         PROPOSED          AMOUNT OF
                   REGISTERED                      BE REGISTERED             MAXIMUM          MAXIMUM         REGISTRATION
                                                                         OFFERING PRICE      AGGREGATE           FEE(2)
                                                                           PER SHARE         OFFERING
                                                                                              PRICE
----------------------------------------------------------------------------------------------------------------------------
Common Stock underlying                               1,074,500                $2.00         $2,149,000             $568
Debentures
(1)
----------------------------------------------------------------------------------------------------------------------------
Common Stock underlying Purchase                        214,900               $2.375           $510,388             $135
Warrants (1)
----------------------------------------------------------------------------------------------------------------------------
Common Stock underlying Placement                        71,150                $2.40           $170,760              $46
Agent Warrants (1)
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                 1,360,550                              $2,830,148             $749
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Plus indeterminable number of shares of Common Stock as may be issuable by reason of the anti-dilution provision for the Debentures, Purchase Warrants and Placement Agent Warrants.

(2) Fee has been calculated in accordance with Rule 457(c).


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

        SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED JULY 25, 2000

                                   PROSPECTUS


[GRAPHIC]



                                1,360,550 Shares
                                  Common Stock

                              --------------------


This Prospectus relates to the proposed sale of 1,360,550 shares of our common stock by certain selling shareholders, of which 1,074,500 shares are underlying debentures and 286,050 shares are underlying warrants. These selling shareholders acquired their shares as part of a private placement of the Company's securities. We will not receive any of the proceeds from the sale of these securities.

The selling shareholders may sell all or any portion of their shares of common stock in one or more transactions on the NASDAQ National Market or in private negotiated transactions. We have agreed to pay registration expenses. The selling shareholders will pay all selling expenses, including any brokerage commissions.

Our common stock is traded on the NASDAQ National Market under the symbol "WMCO". On July 21, 2000, the last reported sale price of our common stock on the NASDAQ National Market was $1.8438 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

                              --------------------

       SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN RISKS YOU SHOULD CONSIDER
                         BEFORE YOU PURCHASE ANY SHARES.
                              --------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved
of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is
a criminal offense.
                              --------------------

                  The date of this prospectus is July 25, 2000.

                                                 TABLE OF CONTENTS
                                                                                                               Page

WHERE YOU CAN FIND MORE INFORMATION.............................................................................-3-

FORWARD LOOKING STATEMENTS......................................................................................-3-

WILLIAMS CONTROLS, INC..........................................................................................-4-

RECENT DEVELOPMENTS.............................................................................................-5-

RISK FACTORS....................................................................................................-7-

USE OF PROCEEDS................................................................................................-13-

SELLING SHAREHOLDERS...........................................................................................-14-

PLAN OF DISTRIBUTION...........................................................................................-16-

LEGAL MATTERS..................................................................................................-17-

EXPERTS........................................................................................................-17-

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

         We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

         -        Our Annual Report on Form 10-K for the year ended
                  September 30, 1999.
         -        Our Annual Report on Form 10-K/A for the year ended
                  September 30, 1999.
         - Our Quarterly Report on form 10-Q for the fiscal quarter ended December 31, 1999.
         - Our Quarterly Report on form 10-Q for the fiscal quarter ended March 31, 2000.
         - Our Proxy Statement for the 2000 Annual Meeting of Stockholders held on March 24, 2000.
         - The description of our Common Stock contained in a Registration Statement on Form 8-A, Commission File No. 0-18083, as filed with the Commission on November 1, 1989.

         You may request free copies of these filings by writing or telephoning us at our principal offices, which are located at the following address:

                             Williams Controls, Inc.
                             14100 SW 72nd Avenue
                             Portland, Oregon 97224
                             Attention: Corporate Controller
                             (503) 684-8600

                                    FORWARD LOOKING STATEMENTS

         ALL STATEMENTS CONTAINED IN THIS PROSPECTUS, AS WELL AS STATEMENTS MADE IN PRESS RELEASES AND ORAL STATEMENTS THAT MAY BE MADE BY US OR BY OFFICERS, DIRECTORS OR EMPLOYEES ACTING ON OUR BEHALF , THAT ARE NOT STATEMENTS OF HISTORICAL FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN OR UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO BE MATERIALLY DIFFERENT FROM HISTORICAL RESULTS OR FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE "RISK FACTORS" SECTION OF THIS PROSPECTUS, COMMENCING ON PAGE 7, SUMMARIZES CERTAIN OF THE MATERIAL RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY. IN ADDITION TO STATEMENTS THAT EXPLICITLY DESCRIBE SUCH RISKS AND UNCERTAINTIES, READERS ARE URGED TO CONSIDER STATEMENTS THAT INCLUDE THE TERMS "BELIEVES," "BELIEF," "PLANS," "ANTICIPATES," "EXPECTS," "ESTIMATES, "MAY," "WILL" OR SIMILAR TERMS TO BE UNCERTAIN AND FORWARD-LOOKING. ALL CAUTIONARY STATEMENTS MADE HEREIN SHOULD BE READ AS BEING APPLICABLE TO ALL FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR. IN THIS CONNECTION, INVESTORS SHOULD CONSIDER THE RISKS DESCRIBED HEREIN AND SHOULD NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

                             WILLIAMS CONTROLS, INC.

         We are a Delaware corporation formed in 1988. Our vehicle component segment, our primary business segment, was founded by Norman C. Williams in 1939 and acquired by the Company in 1988. Our operating subsidiaries are divided into two business units.

VEHICLE COMPONENTS

         Our vehicle component product lines primarily include electronic throttle control systems, exhaust brakes, pneumatic and hydraulic controls and plastic injection molded products including automotive taillight systems. These products are used in trucks, utility and off-highway equipment, transit buses and underground mining machines. Markets for our electronic throttle control systems are developing in smaller classes of trucks, diesel-powered pick-up trucks and automobiles. We believe that gasoline-powered automobiles and pick-up trucks may convert to the electronic throttle control system, although this would require engine redesign by the automotive manufacturers which is presently ongoing. In addition, the passenger vehicles market began the introduction of adjustable foot pedal systems during 1999. We purchased an adjustable foot pedal designer and manufacturer in July, 1999. We estimate that we have over a 65% market share of electronic throttle control systems for Class 7 and 8 trucks. The majority of these products are sold directly to original equipment manufacturers such as Freightliner, Navistar, Volvo, Isuzu and Motor Coach Industries. We also sell these products through a well-established network of independent distributors. The major competitors in one or more of our product lines include Morris Controls, Furon, Teleflex, Dura Automotive and KSR, Inc.

ELECTRICAL COMPONENTS AND GLOBAL POSITIONING SYSTEM

         Our electrical components product line includes the design and production of microcircuits, cable assemblies and other electronic products used in the telecommunication, computer and transportation industries. Major customers include Allied Signal, Raychem and Eaton Corp. Major competitors include CTS, AMP and Nethode. The global positioning system product line includes commuter railroad train tracking and agricultural cyber-farming using global positioning and geographic information systems. Our major customers include Chicago Metra, Tri-Rail, the Florida Department of Transportation and Via Tropical Fruit.

         These are our operating subsidiaries, all of which are 100% owned, and a brief description of each operating subsidiary's business (the subsidiaries which are reported as discontinued operations are not listed).

VEHICLE COMPONENTS

- WILLIAMS CONTROLS INDUSTRIES, INC. manufactures vehicle components sold primarily in the transportation industry.
- PROACTIVE ACQUISITION CORPORATION conducts research and development activities related to adjustable foot pedals and manufactures adjustable pedal systems.
- PREMIER PLASTIC TECHNOLOGIES, INC. manufactures plastic components for the automotive industry.
- NESC WILLIAMS, INC. installs conversion kits to allow vehicles to use compressed natural gas and provides natural gas well metering services.
- WILLIAMS AUTOMOTIVE, INC. markets our products to the automotive industry.
- WILLIAMS TECHNOLOGIES, INC. supports all subsidiaries of our company by providing research and development and developing strategic business relationships to promote "technology partnering."

ELECTRONIC COMPONENTS AND GLOBAL POSITIONING SYSTEM

- APTEK WILLIAMS, INC. develops and produces sensors, microcircuits, cable assemblies and other electronic products for the telecommunications and the transportation industries, and conducts research and development activities to develop commercial applications of sensor related products for our subsidiaries.

         GEOFOCUS, INC. develops train tracking and cyber-farming systems using global positioning systems and geographical information systems.

         We sell our products to customers in the truck, bus, automotive, off-highway, telecommunication and other diversified industries worldwide. For the fiscal year ended September 30, 1999, approximately 95% of our sales from continuing operations were to customers in the vehicle component segment and 63% of our sales from continuing operations were from sales of electronic throttle control products. Approximately 20%, 15% and 14% of net sales from continuing operations in fiscal 1999, 1998 and 1997, respectively, were to customers outside of the United States, primarily in Canada, Mexico and Sweden, and, to a lesser extent, in Europe, South America and Australia.

         Our operating facilities engage in engineering, research and development and quality control activities to improve the performance, reliability and cost-effectiveness of our product lines. Our engineering staff works closely with our customers in the design and development of new products and adapting products for new applications. During fiscal 1999, 1998 and 1997, we spent $3,424,000, $2,778,000 and $1,832,000, respectively, on these activities for continuing operations. We intend to increase our research and development expenditures in fiscal 2000 to design electronic throttle control products compatible with gasoline powered vehicles, develop commercial applications for inertia, tilt and position sensor products, and the development of adjustable foot pedal and electronic throttle control systems for automotive, sport utility vehicles, light trucks and heavy trucks, and further develop train tacking products.

         We produce our products from raw materials, including brass, aluminum, steel, plastic, rubber and zinc, which currently are widely available at reasonable terms. We rely upon, and expect to continue to rely upon CTS Corporation and Caterpillar, Inc. as single source suppliers for critical components and/or products as these suppliers are currently the only manufacturers of sensors made specifically for our electronic throttle control system. Although these suppliers have been able to meet our needs on a timely basis, and appear to be willing to continue being suppliers, there is no assurance that a disruption in a supplier's business, such as a strike, would not disrupt the supply of a component.

         We warrant our products to the first retail purchaser and subsequent owners against malfunctions occurring during the warranty period resulting from defects in material or workmanship, subject to specified limitations. The warranty on vehicle components is limited to a specified time period, mileage or hours of use, and varies by product and application. We have established a warranty reserve based upon our estimate of the future cost of warranty and related service costs. We regularly monitor our warranty reserve for adequacy in response to historical experience and other factors.

         As of February 29, 2000, we employed approximately 522 employees, including approximately 129 union employees. The non-union employees are engaged in sales and marketing, accounting and administration, product research and development, production and quality control The union employees are engaged in manufacturing vehicle components in our Portland, Oregon facility. Our management believes that our relationship with our employees and the union are good. We could experience change in non-union labor costs as a result of change in local economies and general wage increases.

                               RECENT DEVELOPMENTS

         On May 3, 2000, we completed the sale of our previously discontinued Agriculture Equipment Segment operation. Proceeds at closing were $1,760,000 in cash and notes plus the assumption by the buyer of $200,000 of liabilities. In conjunction with the sale we received a note for $300,000 at 8% interest, payable April 30, 2003. Additional proceeds, approximating $1,200,000 are expected to be realized on or before September 30, 2000 from the future sale of existing inventory to the buyer. In conjunction with the future sale of inventory, we will receive a note at 8% interest, for any inventory not purchased by September 30, 2000, payable in three years, with interest accruing from until April 30, 2001. No loss in excess of that previously provided was realized as a result of the sale of the discontinued Agriculture Equipment Segment.

         On July 11, 2000, we announced that we had completed and signed a definitive agreement for the merger of our plastic injection molding subsidiary, Premier Plastic Technologies, Inc., into 3DM International, Inc. In exchange for the issuance to us of 1.4 million shares of 3DM International stock, representing approximately 7% of the outstanding 3DM International shares. We intend to have this transaction considered as a tax-free reorganization under IRC Section 368(a)(1)(A). Premier Plastic Technologies' operations have had a substantial negative impact on the recent financial results of our company. During the fiscal year ended September 30, 1999, Premier Plastic Technologies had operating losses of over $4.4 million and also incurred operating losses of nearly $2.0 million through the first six months of the current fiscal year. In addition, we expect to see a substantial reduction in bank loans and other liabilities once the final financing of the transaction is complete. The closing of the transaction is subject to customary closing conditions, and 3DM International's payment of all advances relating to Premier Plastic Technologies under our secured lending facility with Wells Fargo Bank, subject to 3DM obtaining sufficient financing.

         As of July 15, 2000, approximately $2.2 million was due under certain financing arrangements between us and Wells Fargo, our primary bank. These payments have not been made. Additionally, we believe it is probable we will not be in compliance with the debt covenants of our credit facility with the bank, as of June 30, 2000.

         As a result of the above, we are currently in discussions with the bank regarding extensions of the amounts that were due and potential restructuring of the financing arrangements. Additionally, we intend to seek waivers of any covenant violations from the bank, as appropriate. We are also considering additional sources of equity and debt financing.

RISK FACTORS

         You should carefully consider all of the information contained in this prospectus before deciding whether to invest in our Common Stock and, in particular, the following factors:

WE FOCUS OUR CORPORATE AND FINANCIAL RESOURCES IN A LIMITED
NUMBER OF CORE AREAS

         From fiscal 1994 through fiscal 1996, we pursued an acquisition strategy to integrate vertically through the acquisition of a sensor manufacturing company and horizontally through the acquisition of companies in similar industries that could benefit from our sensor and control experience. During this period, we acquired several companies with products that could benefit from sensor and control applications. In fiscal 1997, we changed our diversification acquisition strategy to focus our corporate and financial resources on opportunities emerging in our vehicle components business unit and global positioning system train tracking markets. We cannot give assurances that we will be able to capitalize on opportunities emerging in vehicle components or global positioning system train tracking markets and/or the development of commercial applications of sensor related products. In addition, if we are successful in one or more endeavors, we cannot be certain that those endeavors will be profitable. On March 16, 1998, we completed the sale of our subsidiary comprising the automotive accessories business unit. On June 30, 1998, we restructured our investment in Ajay Sports, Inc. to extend the payment terms of all loans to June 30, 2001 and an increase in the dividend rate on our preferred stock investment on June 30, 2001. On May 3, 2000, we completed the sale of our agricultural equipment business unit.
 On July 11, 2000, we announced that we had completed and signed a definitive agreement for the merger of our plastic injection molding subsidiary, Premier Plastic Technologies, Inc., into 3DM International, Inc. in exchange for the issuance to us of 1.4 million shares of 3DM International stock, representing approximately 7% of the outstanding 3DM International shares.

WE HAVE EXPERIENCED OPERATING LOSSES AND MAY HAVE A NEED FOR ADDITIONAL CAPITAL.

         We have experienced continuing operating losses, from certain of our subsidiaries. Although we have taken measures to improve operating results by hiring new management, adopting business plans and instituting operational changes, we can provide no assurance that these measures will be effective or that the subsidiaries will achieve profitability.

         We may require additional funds to finance these losses and to expand into new markets. There can be no assurance that we will be able to raise additional capital at the time necessary or on terms satisfactory to us. The inability to raise sufficient capital would have a material adverse effect on us.

SEVERAL SUBSIDIARIES HAVE A HISTORY OF OPERATING LOSSES THAT
MAY CONTINUE TO CAUSE US A LOSS IN THE FUTURE

         Several of our subsidiaries have a history of operating losses. Although we have taken measures to improve operating results by hiring new management, adopting business plans and instituting operational changes, we can provide no assurance that these measures will be effective or that the subsidiaries will achieve profitability. Because of a history of operating losses in our Premier Plastic Technologies subsidiary, on July 11, 2000, we announced that we had completed and signed a definitive agreement for the merger of Premier Plastic Technologies, Inc., into 3DM International, Inc. in exchange for the issuance to us of 1.4 million shares of 3DM International stock, representing approximately 7% of the outstanding 3DM International shares. We intend to have this transaction considered as a tax-free reorganization under IRC Section 368(a)(1)(A). The closing of the transaction is subject to customary closing conditions, and 3DM International's payment of all advances relating to Premier Plastic Technologies under our secured lending facility with Wells Fargo Bank, subject to 3DM obtaining sufficient financing.


WE HAVE SIGNIFICANT INVESTMENTS IN AJAY SPORTS, INC.

         As of March 31, 2000, we have invested approximately $6.8 million in Ajay Sports, Inc., a company that markets and distributes golf clubs and accessories, casual living furniture and is a franchisor of golf retail stores.

Our chairman, Thomas W. Itin, is Chairman, Chief Executive Officer and President of Ajay Sports and owns approximately 50.8% of the outstanding Ajay Sports common stock as of March 29, 2000.

         This investment is comprised of common and preferred stock of $4.7 million and notes receivable of $2.1 million. This investment could increase to $8 million according to terms of an Intercreditor Agreement. In June, 1998, we restructured the investment in Ajay Sports to provide for repayment of all such amounts on June 30, 2001. At that time, the notes payable become due and the dividend rate on the preferred stock increases substantially, which in effect would require Ajay Sports to redeem the preferred stock. As part of our investment, we have guaranteed approximately $1,340,000 of Ajay Sport's debt payable to a bank.

         Ajay Sports is currently experiencing financial difficulties and there is no assurance that Ajay Sports will be able to pay the amounts to us when due or the amounts owed to third parties that we have guaranteed. We would then have to rely on the guarantee the chairman of our company has supplied us relating to a portion of our investment in Ajay Sports and our guarantee of Ajay Sports' debt.

OUR ELECTRONIC THROTTLE CONTROL SYSTEMS PRODUCTS MAY NOT BE ACCEPTED INTO NEW MARKETS AND THE INTRODUCTION OF ELECTRONIC THROTTLE CONTROLS IN GASOLINE ENGINES WILL REQUIRE MODIFICATION OR REDESIGN OF ENGINE COMPONENTS, WHICH MAY NOT OCCUR, AND WE COMPETE AGAINST COMPANIES MUCH LARGER AND WITH GREATER FINANCIAL RESOURCES THAN US

         During fiscal 1999, we began the introduction of our electronic throttle control systems product into the passenger vehicle market which consists of cars, small trucks and sport utility vehicles. Although our electronic throttle control systems product has been successful in the domestic heavy duty truck market, there is no assurance that it will be fully accepted in these new markets. Introduction of electronic throttle control in gasoline engines will require modification or redesign of engine components that will be dependent upon the timing of development by the automotive manufacturers and their original equipment manufacturers. However, based on initial acceptance, we expect that a substantial number of passenger vehicles will convert to electronic throttle controls over the next five years. Our primary competitors in the United States are Teleflex, Dura Automotive and KSR, Inc. Each of these companies is substantially larger and has greater financial resources than us. Furthermore, we have no control over the timing of the introduction of the electronic throttle control into the automotive, small truck and sport utility vehicle markets.

         We purchased substantially all of the assets and assumed certain liabilities of ProActive Pedals in July, 1999. ProActive owns patents and designs for adjustable foot pedal systems and currently produces the adjustable foot pedal for the Dodge Viper. We currently compete against Teleflex in the adjustable foot pedal market, and we expect both Dura Automotive and KSR, Inc. to enter the market with their adjustable foot pedal designs. Thus, we will be competing against much larger competitors in these markets with financial resources much greater than ours and with existing long-term supplier relationships with the automotive industry.

OUR PRODUCTS ARE CLOSELY SCRUTINIZED FOR COMPLIANCE WITH NATIONAL SAFETY STANDARDS AND REGULATIONS AND NON- COMPLIANCE MAY SUBJECT US TO A PRODUCT RECALL

Because many of our products are integral to the safety of vehicles using them while operating on highways, our products must comply with regulatory standards and close scrutiny from federal government agencies. Our vehicle component products must comply with the National Traffic and Motor Vehicle Safety Act of 1966, as amended, and regulations promulgated thereunder. The National Highway Traffic Safety Administration administers these standards and regulations and conducts investigations. If, after an investigation, it finds that we are not in compliance with any of its standards or regulations, among other things, it may require us to recall the noncomplying products and repair or replace them. We believe we are currently in compliance with their standards and regulations, but any problems with our electronic throttle control system, which has been critical to our success, could adversely affect our earnings.

THE DEMAND FOR OUR PRODUCTS IS HEAVILY DEPENDENT UPON THE
PERFORMANCE OF THE MANUFACTURING INDUSTRY WHICH
FLUCTUATES ACCORDING TO GENERAL ECONOMIC TRENDS

         The market for heavy trucks is cyclical. During periods of economic expansion, when industrial production is increasing, demand for diesel engines ordinarily increases. In opposition, during recessionary times, the diesel engine industry is adversely affected by declines in demand. Recently, we have experienced an increase in electronic throttle control systems sales, which we believe is, in part, a result of the current economic expansion. Due in part to the maturity of the heavy-diesel engine industry, there can be no assurance that such an increase in sales related to economic expansion or other factors will be sustained. These industries could experience downturns which would affect our sales and our primary manufacturing facility.

THE MAJORITY OF OUR CONTINUING OPERATION SALES ARE CONCENTRATED IN THE VEHICLE COMPONENT SEGMENT TO A FEW SIGNIFICANT CUSTOMERS, THE LOSS OF WHICH COULD ADVERSELY AFFECT OUR EARNINGS

         We sell our products to customers in diversified industries worldwide; however, for the fiscal year ended September 30, 1999, approximately 95% of our sales from continuing operations were to customers in the vehicle component segment and 63% of our sales from continuing operations were from sales of our electronic throttle control products. For the fiscal years ended September 30, 1999, 1998 and 1997, Freightliner accounted for 27%, 21% and 16%, respectively, of net sales for continuing operations. Navistar accounted for 15%, 16% and 16% of net sales from continuing operations for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. Volvo accounted for 8%, 9% and 8% of net sales from continuing operations for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. General Motors accounted for 5%, 3% and 0%, respectively, of net sales from continuing operations for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. We cannot be certain that we will be able to retain these customers. The loss of one or more of our significant customers, the material decline in sales to one or more of these customers, or the economic downturn in one or more of our market areas could adversely affect our earnings.

A SIGNIFICANT AMOUNT OF OUR CONTINUING OPERATION SALES ARE TO FOREIGN CUSTOMERS WHICH COULD BE AFFECTED BY FOREIGN ECONOMIC CONDITIONS BEYOND OUR CONTROL

         Approximately 20%, 15% and 14% of net sales for continuing operations in fiscal 1999, 1998 and 1997, respectively, were to customers outside of the United States, primarily in Canada, Mexico and Sweden, and to a lesser extent, in Europe, South America and Australia. The loss of one or more of our significant customers, a material decline in sales to one or more of these customers, or an economic downturn in one or more of the company's market areas could have a material adverse effect on our earnings. On January 1, 1999, the eleven member states of the European Union, converted to a common currency, the euro. We are unaware at this time of any potential material adverse effect associated with the conversion because we only accept payments in U.S. dollars and have no immediate plans to further expand our operations in Europe.

THE PRICE OF RAW MATERIALS FOR OUR PRODUCTS MAY FLUCTUATE AND AFFECT
PROFITABILITY

         We produce our products from raw materials, including brass, aluminum, steel, plastic, rubber and zinc, which currently are widely available at reasonable terms. Although we recently experienced stable prices, prices for aluminum, zinc, rubber, steel, and mechanical components such as gearboxes, hydraulics, and contact position sensors could fluctuate and affect profitability.

WE ARE RELIANT UPON SINGLE SOURCE SUPPLIERS FOR CRITICAL COMPONENTS AND PRODUCTS WHOSE SUPPLY MAY BE DISRUPTED AND AFFECT PROFITABILITY

         We rely upon, and expect to continue to rely upon CTS Corporation and Caterpillar, Inc. as single source suppliers for critical components and products. We manufacture a foot pedal using a contact position sensor manufactured by Caterpillar, Inc. used exclusively on Caterpillar engines. Caterpillar supplies this sensor and requires that its sensor be used on all Caterpillar engines; therefore, we do not consider the Caterpillar sensor supply to be at risk. Although these suppliers have been able to meet our needs on a timely basis, and appear to be willing to continue being suppliers, we can provide no assurance that a disruption in a supplier's business, such as a strike, would not disrupt the supply of a component.

WE MAY BE LIABLE FOR INJURIES RESULTING FROM THE FAILURE OF BRAKING OR ACCELERATION SYSTEMS USING OUR PRODUCTS

         Several of our products are integral parts of braking and acceleration systems for heavy equipment, buses, and long-haul trucks. The failure of any part of these systems may result in personal injury to the operator or other persons in the area. These persons may attempt to hold us liable for any or all resulting injuries. While we are not aware of any material claims against us for product liability, we cannot assure you that future claims will not be brought.

OUR WARRANTY RESERVE MAY NOT BE SUFFICIENT TO COVER FUTURE WARRANTY CLAIMS AGAINST US

         We provide a standard limited warranty on certain of our products to the first retail purchaser and subsequent owners against malfunctions occurring during the warranty period resulting from defects in material or workmanship, subject to specified limitations. The warranty on vehicle components is limited to a specified time period, mileage or hours of use, and varies by product and application. We have established a warranty reserve based upon our estimate of the future cost of warranty and related service costs. We regularly monitor our warranty reserve for adequacy in response to historical experience and other factors. We believe the warranty reserve is reasonable, based on our experience with products and claims; however, we cannot assure you that the amount of this reserve will be sufficient to cover future warranty claims against us.

BECAUSE SEVERAL OF OUR OFFICERS AND DIRECTORS OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK, THEY ARE IN A POSITION TO INFLUENCE OUR DIRECTION, POLICIES AND ANY MATTER REQUIRING SHAREHOLDER APPROVAL

         As of June 30, 2000, Thomas W. Itin, who is our Chairman, President, Chief Executive Officer and Treasurer, beneficially owns approximately 30.7% of our common stock. He also owns approximately 7.1% of Enercorp, Inc., an entity that beneficially owns approximately an additional 10.0% of our common stock. In addition, Mr. Itin is the Chairman, Chief Executive Officer and President of Ajay Sports, Inc., a company in which we have invested approximately $6.8 million. As of June 30, 2000, H. Samuel Greenawalt, who is a director, beneficially owns 1.0% of our common stock and approximately 2.1% of Enercorp, Inc. Collectively, all of our executive officers and directors (eight persons) as of June 30, 2000 beneficially own approximately 33.7% of our common stock. As a result, our management, and Mr. Itin in particular, are in a position to significantly influence our direction and policies, the election of the Board of Directors and the outcome of any other matters requiring stockholder approval.

WHILE OUR PORTLAND MANUFACTURING FACILITY HAS LEVELS OF CONTAMINANTS THAT EXCEED FEDERAL STANDARDS, IT IS NOT CONSIDERED A REPORTABLE EVENT AT THIS TIME, BUT COULD BE REPORTABLE IN THE FUTURE CAUSING US REMEDIATION COSTS

         Our operations result in the production of small quantities of material identified by the Environmental Protection Agency of the United States Government as "hazardous waste substances" which must be disposed of in accordance with applicable local, state and federal guidelines.
 Substantial liability may result to a company for failure, on the part of itself or it contractors, to dispose of hazardous wastes in accordance with the established guidelines, including potential liability for the clean up of sites affected by improper disposals. We use our best efforts to ensure that any hazardous substances are disposed of in an environmentally sound manner and in accordance with these guidelines.

         We have identified certain contaminants in the soil of our Portland, Oregon manufacturing facility which we believe was disposed of on the property by the previous property owner. We intend to seek indemnification from such party for the costs of permanent monitoring, or cleanup if required. We have retained an environmental consulting firm that has conducted tests to determine the extent of any contamination. Based on the results of the tests and current regulations, the contamination is not reportable event. We believe that we can enforce available claims against the prior property owner for any costs of monitoring the cleanup. We believe we are currently in compliance with environmental regulations.

SIGNIFICANT INCREASES IN THE INTEREST RATES OF OUR SIGNIFICANT BANK INDEBTEDNESS COULD ADVERSELY AFFECT OUR EARNINGS

         We have significant bank indebtedness that bears interest at rates that fluctuate with the prime rate. Our net earnings would be adversely affected by any significant increase in the prime rate. We cannot be certain that the prime rate will not increase. In addition, our current bank credit facility secures substantially all of our assets as collateral for the loan and requires us to maintain a minimum tangible net worth and working capital. In addition, the bank limits our capital spending in any one year period. These restrictions could delay our current expansion plans unless the lender agrees to waive or increase these capital spending limitations.

         As of March 31, 2000, we had outstanding debt and capital lease obligations of approximately $29,569,000 of which approximately $5,642,000 is due during the fiscal year ended September 30, 2000 and approximately $20,577,000 is due during the fiscal year ended September 30, 2001. In April, 2000, we issued 7.5% convertible subordinated debentures with net proceeds to us of $1,965,000. In addition, we have the right to incur additional debt while the debentures are outstanding. The indebtedness evidenced by the debentures, including interest thereon, is subordinate and subject in right of payment to the prior payment of all existing secured debt and to any secured debt we incur in the future, other than to our affiliates. Each of the holders of the debentures has entered into a subordination agreement which creates a subordinated interest in favor of our primary bank, Wells Fargo, with respect to our obligation under the debentures.

         As of July 15, 2000, approximately $2.2 million was due under certain financing arrangements between us and Wells Fargo, our primary bank. These payments have not been made. Additionally, we believe it is probable we will not be in compliance with the debt covenants of our credit facility with the bank, as of June 30, 2000.

         As a result of the above, we are currently in discussions with the bank regarding extensions of the amounts that were due and potential restructuring of the financing arrangements. Additionally, we intend to seek waivers of any covenant violations from the bank, as appropriate. We are also considering additional sources of equity and debt financing. There is no assurance that we will be able to obtain the required waivers or that additional financing will be available to us.

WE RELY ON KEY PERSONNEL

         We are dependent upon the services of Thomas W. Itin. Mr. Itin is Chairman, President, Chief Executive Officer and Treasurer. We have an employment agreement with Mr. Itin that expires in August 2002. If Mr. Itin's services were to become unavailable us for any reason, our success could be materially and adversely affected. We do not maintain key man life insurance.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

         We have never declared or paid any cash dividends on any class of our common stock and we do not expect to declare cash dividends on our common stock in the foreseeable future. Payment of any future dividends will depend upon our earnings, financial condition and other business and economic factors our Board of Directors considers relevant.

OUR CHARTER AND BYLAWS MAY DELAY OR FRUSTRATE TRANSACTIONS THAT
MAY BE BENEFICIAL TO SHAREHOLDERS

         Several provisions of our charter and bylaws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest that is not approved by the Board of Directors, even if such events may be beneficial to the interests of shareholders.
For example, our Board of Directors, without shareholder approval, has the authority and power to issue all authorized and unissued shares of common stock and preferred stock which have not otherwise been reserved for issuance. Thus, the Board of Directors could currently issue 20,650,384 shares of common stock on such terms as the Board of Directors determines. The Board of Directors could currently also issue 49,921,600 shares of preferred stock and such preferred stock could have voting or conversion rights which could adversely affect the voting power of the holders of common stock. Furthermore, our charter provides for three classes of directors with staggered terms of office. In addition, the Delaware General Corporation Law contains provisions that may have the effect of making it more difficult or delaying attempts by other to obtain control of us.

WE MAY BE UNABLE TO MAINTAIN THE LISTING FOR OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM

         Currently, our common stock is traded on the NASDAQ National Market System. If we fail to maintain this listing for our common stock, and there is no other exclusion from the definition of "penny stock" under the Exchange Act available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, the compensation of the broker/dealer in the transaction and monthly account statements showing the market values of our securities held in the customers accounts. The bid and offer quotations and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to these "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in such transactions, thereby making it more difficult for shareholders to dispose of their shares of common stock.

OUR SUCCESS IN ADJUSTABLE FOOT PEDAL SYSTEMS IS DEPENDENT UPON OUR ABILITY TO PROTECT OUR PATENTS AND OPERATE WITHOUT INFRINGING UPON THE PATENTS OF OTHERS

         The primary assets of ProActive Pedals are patents for adjustable foot pedal systems. Our ability to successfully compete in the market for adjustable automobile foot pedals is dependent upon our ability to protect our proprietary patented technology and operate without infringing upon the rights of others. There are in existence other patents for adjustable automobile foot pedal systems issued to other patent holders. We cannot assure you that the holders of the competing patents would not claim that the ProActive Pedals' patents infringe on their patents. If we are found to be infringing upon the intellectual property rights of third parties, the party claiming infringement could commence litigation against us and may obtain an injunction or other equitable relief which could effectively block the distribution or sale of allegedly infringing products. Under those circumstances, we could seek licenses from such third parties, but there can be no assurance that any such licenses could be obtained, or if obtained, would be on terms acceptable to us.

WE ARE DEPENDENT ON THE SALE OF ONE PRODUCT

         We rely on the sales of electronic throttle control system products for approximately 63% of our sales from continuing operations. Any material reduction of sales due to increased competition, new competitors entering the market, new technologies, economic downturns or other factors could adversely affect our operating results. We use a contact position sensor in the electronic throttle control systems. There are alternative sensor technologies which are more expensive. If customers switch to an alternative sensor technology that we could not provide, our sales and operating earnings could be affected materially and adversely. Our electronic throttle control products are used on highway vehicles. Any large-scale product failure could materially adversely affect our reputation, future sales and operating profits.

FLUCTUATIONS IN LOCAL ECONOMIES AND GENERAL WAGES COULD AFFECT OUR NON-UNION LABOR COSTS AND DECREASE PROFITABILITY

         As of February 29, 2000, we employ approximately 522 employees, including 129 union employees. Our non-union employees are engaged in sales and marketing, accounting and administration, product research and development, production and quality control. The union employees are engaged in manufacturing vehicle components in our Portland, Oregon facility and are represented by the International Union, United Automobile Workers of America and Amalgamated Local
492. We have a collective bargaining agreement with the unions that expires in September 2002. Our management believes that our relationship with our employees and the unions are good. We could experience changes in non-union labor costs as a result of changes in local economies and general wage increases.

                                 USE OF PROCEEDS

         All of the Common Stock covered by this prospectus is being sold by the selling shareholders. We will not receive any of the proceeds from those sales.

         It is not likely that any outstanding warrants will be exercised unless the market price of the Common Stock increases significantly. If the warrants are exercised at their current prices, which is unlikely at this time, we will receive net proceeds from such exercise of approximately $681,148. The proceeds from the exercise of the warrants may be used for working capital purposes.

                              SELLING SHAREHOLDERS

         The table below shows certain information about the shares covered by this prospectus and other shares of Common Stock beneficially owned by the selling shareholders on the date of this prospectus. Our registration of these shares does not necessarily mean that any selling shareholder will sell all or any of its shares of Common Stock. This table assumes that all shares covered by this prospectus will be sold by the selling shareholders and that no additional shares of common stock are bought or sold by any selling shareholder. None of the selling shareholders is the beneficial owner of one percent or more of the outstanding shares of common stock (including the shares offered hereby).


----------------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL
                                                    SHARES      NUMBER OF                       NUMBER
                                       SHARES     UNDERLYING      SHARES         NUMBER OF     OF SHARES    PERCENTAGE OF
                         SHARES      UNDERLYING   PLACEMENT     OFFERED BY        SHARES          TO BE      SHARES TO BE
                       UNDERLYING     PURCHASE      AGENT          THIS         HELD PRIOR        HELD         HELD AFTER
SELLING SHAREHOLDER    DEBENTURES     WARRANTS     WARRANTS     PROSPECTUS         TO            AFTER        OFFERING
                                                                                 OFFERING       OFFERING
----------------------------------------------------------------------------------------------------------------------------
Robert W. Allen           50,000        10,000           --         60,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Alvin R. Bonnette          7,500         1,500           --          9,000          0               0             0%
Trustee
----------------------------------------------------------------------------------------------------------------------------
Gary P. Arnold            50,000        10,000           --         60,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Ronald A. Bero            12,500         2,500           --         15,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
John R. Bertsch           30,000         6,000           --         36,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Harvey Bibicoff           12,500         2,500           --         15,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Charles Brand             25,000         5,000           --         30,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Richard Clayton           20,000         4,000           --         24,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Delaware Charter           5,000         1,000           --          6,000          0               0             0%
Guarantee & Trust
Company Ttee
FBO:
Edward Brody
----------------------------------------------------------------------------------------------------------------------------
Dolphin Offshore          60,000        12,000           --         72,000          0               0             0%
Partners, L.P.
----------------------------------------------------------------------------------------------------------------------------
EBS Microcap Partners,    40,000         8,000           --         48,000          0               0             0%
L.P.
----------------------------------------------------------------------------------------------------------------------------
EBS Partners, LP          50,000        10,000           --         60,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
FBO Zev Wolfson IRA       24,500         4,900           --         29,400          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Dennis Fortin             50,000        10,000           --         60,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Charles Fridman            5,000         1,000           --          6,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Hilltop Offshore, Ltd.    16,000         3,200           --         19,200          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Hilltop Partners, L.P.    71,000        14,200           --         85,200          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Billy P. Hudson            5,000         1,000           --          6,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
JDN Partners, L.P.        50,000        10,000           --         60,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Thomas Jennett/Jodi        7,500         1,500           --          9,000          0               0             0%
Jennett Jt ten
----------------------------------------------------------------------------------------------------------------------------
John P. Junge             25,000         5,000           --         30,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Leslie A. Kaser            5,000         1,000           --          6,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Gustave & Lydia           37,500         7,500           --         45,000          0               0             0%
Levinson
----------------------------------------------------------------------------------------------------------------------------
Emmanuel Metz            100,000        20,000           --        120,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
R & D Investment          50,000        10,000           --         60,000          0               0             0%
Partnership, LLP
----------------------------------------------------------------------------------------------------------------------------



David Random              12,500         2,500           --         15,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Shadow Capital LLC        12,500         2,500           --         15,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Arthur & Marie Sterling   25,000         5,000           --         30,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Garland S. Sydnor Jr.     25,000         5,000           --         30,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Taglich Brothers, Inc.    12,500         2,500           --         15,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
FBO Michael N. Taglich
401k Plan
----------------------------------------------------------------------------------------------------------------------------
Taglich Brothers, Inc.    12,500         2,500           --         15,000          0               0             0%
FBO Robert F. Taglich
401k Plan
----------------------------------------------------------------------------------------------------------------------------
Michael Taglich           10,000         2,000           --         12,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
The Wolfson Family        10,000         2,000           --         12,000          0               0             0%
Trust
----------------------------------------------------------------------------------------------------------------------------
The Wolfson                3,500           700           --          4,200          0               0             0%
Grandchildren Trust
----------------------------------------------------------------------------------------------------------------------------
Thirteen Pines            25,000         5,000           --         30,000          0               0             0%
Partnership
----------------------------------------------------------------------------------------------------------------------------
Susan E. Thorstenn         5,000         1,000           --          6,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Thomas Waggoner           25,000         5,000           --         30,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Tad Wilson                12,500         2,500           --         15,000          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Richard C. Oh              1,000           200        2,200          3,400          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Vincent Palmieri           1,000           200        2,200          3,400          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Laura Conroy               3,000           600        2,200          5,800          0               0             0%
Douglas E. Hailey         12,000         2,400       21,810         36,210          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Taglich Brothers, Inc.    57,500        11,500       38,340        107,340          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Ginia Sciannamaeo             --            --          550            550          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Tere D'Silva                  --            --          550            550          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Robert Schroeder              --            --        1,100          1,100          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Luis Martins                  --            --        1,100          1,100          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Michael C. Roesler            --            --        1,100          1,100          0               0             0%
----------------------------------------------------------------------------------------------------------------------------
Total                  1,074,500       214,900       71,150      1,360,550
----------------------------------------------------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

         We are registering the Common Stock covered by this prospectus for the selling shareholders. These shares may be sold or distributed from time to time by the selling shareholders, by their donees and transferees or by their other successors in interest. Such sales may be made in the over-the-counter market or in negotiated transactions. Sales of shares in the over-the-counter market may be by means of one or more of the following transactions:

         - in a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         - in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus; and
         - in ordinary brokers' transactions and transactions in which the broker solicits purchasers.

         The selling shareholders also may sell these shares in accordance with Rule 144 under the Securities Act.

         We have agreed to pay the fees and expenses of registering the Common Stock, including the reasonable fees and disbursements of persons retained by us; however, we will not pay the commissions and discounts of underwriters, dealers or agents.

         Except as set forth above, the selling shareholders have advised us that they have made no arrangements or agreements with any underwriters, brokers or dealers regarding the resale of the Common Stock prior to the effective date of this prospectus. The selling shareholders may pay commissions or allow discounts to any brokers or dealers participating in the resale of the Common Stock, which commissions or discounts may be less than or in excess of the customary rates of such brokers or dealers for similar transactions. The Common Stock will be sold at market prices prevailing at the time of sale or at negotiated prices which will be not less than prevailing market prices.

         The participating selling shareholders in sales of the Common Stock and any underwriters, brokers or dealers engaged by them may be deemed underwriters, and any profits on sales of the Common Stock by them and any discounts, commissions or concessions received by any selling shareholder or underwriter, broker or dealer may be deemed to be underwriting discounts or commissions under the Securities Act.

         If the selling shareholder notifies us that a material arrangement has been entered into with an underwriter, broker or dealer for the sale of the Common Stock through a secondary distribution or a purchase by an underwriter, broker or dealer, a supplemented prospectus will be filed, if required, disclosing such of the following information as we believe is appropriate:

         - the name of each such selling shareholder and of the participating underwriter, broker or dealer;
         -        the number of Common Stock involved;
         -        the price at which such Common Stock was sold;
         - the commissions paid or discounts or concessions allowed to such underwriter, broker or dealer;
                  and
         -        other facts material to the transaction.

         We have agreed to indemnify the selling shareholders against certain liabilities relating to resale of the Common Stock under the Securities Act of 1933. These agreements provide for rights of contribution if indemnification is not available.

         We are unable to predict the effect which sales of the Common Stock offered hereby might have upon our ability to raise further capital.

         In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in these states only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and complied with.

                                  LEGAL MATTERS

         Friedlob Sanderson Paulson & Tourtillott, LLC, Denver, Colorado, will pass on the validity of the Common Stock offered by this prospectus.

                                     EXPERTS

         The financial statements and schedule for the year ended September 30, 1997, included in our 1999 Annual Report on Form 10-K have been audited by Horwath Gelfond Hochstadt Pangburn & Co., Denver, Colorado, independent certified public accountants, as indicated in their reports on such financial statements. We have incorporated these financial statements by reference in this prospectus and in the related registration statement in reliance upon the authority of such firm as experts in giving such reports.

         The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

July 25, 2000

[GRAPHIC]

                                1,360,550 Shares
                                  Common Stock

                    -----------------------------------------


                             PRELIMINARY PROSPECTUS


                    -----------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses, other than any underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered. All amounts are estimates except the SEC registration fee.

                     SEC Registration and filing fee              $ 789
NASD listing fee                                                     --
Printing fees                                                       500
Accounting fees and expenses                                     10,000
Legal fees and expenses                                          10,000
Transfer and Warrant Agent fees
                                                                  4,000
Miscellaneous                                                       511
                                                                --------
Total                                                           $ 25,800
                                                                ========

ITEM 15.            INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law allows us to indemnify any person against expenses including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the person was a party by reason of the fact that he is or was a director, officer, employee or agent of Williams Controls. Such indemnity may be provided if the indemnified person acted in a good faith manner which he reasonably believed to be in or not opposed to the best interests of Williams Controls and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Unless ordered by a court, indemnification generally may only be awarded after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by person seeking indemnification. To the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses including attorneys' fees, actually and reasonably incurred in connection with the proceeding. Delaware law allows us to advance payments of indemnifiable expenses prior to final disposition of the proceeding in question. Such advances of expenses are permitted if the person furnishes us with a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by Williams Controls.

         A similar standard of care applies to derivative actions by or in the right of Williams Controls, except that indemnification is limited solely to expenses including attorneys' fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner he believed to have been in our best interest and must not have been adjudged liable to Williams Controls unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in derivative suits in which a director is adjudged liable to Williams Controls, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

         Statutory provisions do not exclude other rights under our Certificate of Incorporation, Bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of Williams Controls and inure to the benefit of the heirs, executors and administrators of such persons. Delaware law allows us to purchase and maintain insurance policies which protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not we would otherwise have the power to provide for it. We have not obtained policies providing protection against liabilities imposed under the securities laws.

         Article VIII of our Bylaws provides that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, we has entered into agreements with our directors indemnifying them to the fullest extent permitted by the Delaware General Corporation Law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Williams Controls pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         The selling shareholders have agreed to indemnify, to the extent permitted by law, Williams Controls, our directors, our officers and each person who controls Williams Controls within the meaning of the Securities Act against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in a registration statement, prospectus, private placement memorandum or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information or affidavits relating to such investors or the placement agent furnished to us for use therein.

ITEM 16.            EXHIBITS

Exhibit
NUMBER            DESCRIPTION
------            -----------
4.1               Form of Debenture Purchase Agreement
4.2               Form of Debenture
4.3               Form of Common Stock Purchase Warrant
4.4               Form of Debenture Placement Agreement
4.5               Form of Placement Agent Warrant
5.1               Opinion by Friedlob Sanderson Paulson & Tourtillott, LLC
23.1              Consent by Horwath Gelfond Hochstadt Pangburn & Co.
23.2              Consent by Arthur Andersen LLP
23.3              Consent by Friedlob Sanderson Paulson & Tourtillott,
                  LLC (see Exhibit 5.1)
24.1              Power of Attorney (included on page II-4 of this
                  registration statement)

ITEM 17.            UNDERTAKINGS.

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Bloomfield, State of Michigan, on July 25, 2000.

                                        WILLIAMS CONTROLS, INC.

                                        By /s/ Thomas W. Itin
                                          --------------------------
                                            Thomas W. Itin,
                                            President, Chairman and Chief
                                            Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas W. Itin, his attorney-in-fact, for him in any and all capacities, to sign any amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b), and to file the sale, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                           TITLE                                                DATE
---------                           -----                                                ----

/s/ Thomas W. Itin                  Principal Executive Officer and Director             July 25, 2000
------------------
Thomas W. Itin

/s/ Kim L. Childs                   Principal Accounting Officer and                     July 25, 2000
------------------                  Controller
Kim L. Childs

/s/ H. Samuel Greenawalt            Director                                             July 25, 2000
------------------
H. Samuel Greenawalt

/s/ Timothy S. Itin                 Director                                             July 25, 2000
------------------
Timothy S. Itin

INDEX TO EXHIBITS

NUMBER                     TITLE
------                     -----
4.1               Form of Debenture Purchase Agreement
4.2               Form of Debenture
4.3               Form of Common Stock Purchase Warrant
4.4               Form of Debenture Placement Agreement
4.5               Form of Placement Agent Warrant
5.1               Opinion by Friedlob Sanderson Paulson & Tourtillott, LLC
23.1              Consent by Horwath Gelfond Hochstadt Pangburn & Co.
23.2              Consent by Arthur Andersen LLP
23.3              Consent by Friedlob Sanderson Paulson & Tourtillott,
                  LLC (see Exhibit 5.1)
24.1 Power of Attorney (included on page II-4 of this registration statement)